Exhibit (a)(1)(S)

Date: February 24, 2009

To: Googlers in J-APAC

From: Option Exchange

Subject: Wednesday, 25th February: Stock Exchange offer—J-APAC Open Office Hours

Dear Googlers,

The deadline is approaching for Googlers to decide whether to participate in our recently announced Stock Exchange offer. We have had some feedback that you thought it would be helpful if we offered more individual ways for Googlers in J-APAC to ask questions of our experts. As a result, we’re pleased to tell you that tomorrow, on Wednesday 25th February, members of our Option Exchange team will be holding dedicated office hours for Googlers in our region. The following two sessions will be held in addition to the Option Exchange open office hours which were announced last week:

•	10:00 AM—12:00 PM Tokyo time (local time here)

•	3:00 PM—4:30 PM Tokyo time (local time here)

If you would like to discuss the offer with one of our experts, all you need to do is sign up for a slot; you can do this by visiting go/optionexchangeofficehoursjapac. Once you have signed up, someone from the Option Exchange team will contact you directly to answer your question during that time.

For more information about your individual stock options, including all of your stock option grants to date and the status of each stock option, please check your selected stock plan administrator’s website. If you have any questions regarding password or access, please direct them to your selected stock plan administrator at: SmithBarney at www.benefitaccess.com or Charles Schwab at https://eac.schwab.com/.

If you have any questions about the exchange program, please contact	@google.com after reading the FAQs.
For any other questions about accessing your stock options, you can contact	@google.com.

Thanks,

The Option Exchange Team